Barn 5&6 **Hip No.**

Consigned by Gainesway, Agent XXXIV **839**

Bay Colt

Bay Colt May 10, 2018	Empire Maker	Unbridled	Fappiano
			Gana Facil
		Toussaud	El Gran Senor
			Image of Reality
	Mattie Camp (2004)	Forest Camp	Deputy Minister
			La Paz
		Mattie Kate	Major Impact
			Thirty Zip

By EMPIRE MAKER (2000), [G1] $1,985,800. Sire of 13 crops, 61 black type winners, $106,835,615, including Royal Delta ($4,811,126, champion, Breeders' Cup Ladies' Classic [G1] twice, etc.), Pioneerof the Nile [G1] ($1,634,200), Emollient [G1] ($1,350,400), Grace Hall [G1] ($1,546,360), Bodemeister [G1] ($1,304,800), Mushka [G1] ($1,096,125), Acoma [G1].

1st dam

MATTIE CAMP, by Forest Camp. Winner in 2 starts at 2 and 3, $33,550. Dam of 7 foals of racing age, including a 2-year-old of 2019, four to race, all winners, including--

REALLY MR GREELY (c. by Horse Greeley). 2 wins at 2, $90,240, Hollywood Prevue S. [**G3**] (BHP, $60,000).

Offshore (g. by Exchange Rate). 3 wins, 2 to 5, 2019, ~~$80,290~~ $83,770.

Drew's Shot (c. by Trappe Shot). Winner at 2 and 3, 2019, $47,205.

2nd dam

MATTIE KATE, by Major Impact. 3 wins, $50,710. Dam of 9 winners, incl.--

Promise One (f. by Old Trieste). Winner at 3 and 4, $59,630 in Canada, 3rd Delta Colleen H. (HST, $5,500); placed at 2, $10,842 in N.A./U.S., 2nd Ladnesian S. (HST, $8,000-CAN). Total: $62,640. Dam of--

TOUCHING PROMISE (f. by Touch Gold). 9 wins, 3 to 6, $461,651 in Canada, Ballerina S. [**G3**] (HST, $57,000) twice, Delta Colleen H. (HST, $42,750) twice, British Columbia Cup Distaff H.-R (HST, $32,500) twice, 2nd Monashee H. (HST, $15,000), Vancouver Sun S. (HST, $10,000), 3rd Ballerina S. [**G3**] (HST, $11,000) twice, Vancouver Sun H. (HST, $5,500) 4 times, etc. Total: $380,578.

3rd dam

THIRTY ZIP, by Tri Jet. 13 wins, $585,970, Virginia H. [L], etc. Half-sister to **CUTTER SAM** ($302,769). Dam of 13 foals, all winners, including--

LUCETTE. 4 wins, $97,043, Majestic Flag S., 3rd Hurricane Bertie S. [L], etc. Dam of **EVERYDAY HEROES** [**G3**] (Total: $240,800).

BABY ZIP. 4 wins at 2 and 3, $60,395, Kattegat's Pride S. (LRL, $16,620), etc. Broodmare of the year. Dam of 8 winners, including--

GHOSTZAPPER. 9 wins in 11 starts to 5, $3,446,120, horse of the year, champion handicap horse, Breeders' Cup Classic [**G1**] (LS, $2,080,000)-ntr, Metropolitan H. [**G1**] (BEL, $450,000), Vosburgh S. [**G1**], etc. Sire.

CITY ZIP. 9 wins at 2 and 3, $818,225, Hopeful S. [**G1**], Saratoga Special S. [**G2**], Amsterdam S. [**G2**], Sanford S. [**G2**], etc. Sire.

CITY WOLF. 4 wins at 4, $278,615 in Canada, Durham Cup S. [**G3**], etc.; placed at 2 and 3, $15,335 in N.A./U.S. Total: $293,686. Sire.

Getaway Girl. 3 wins in 5 starts, $21,966. Dam of **NORTHERN CAUSEWAY** (BC Derby [**G3**], HST, $120,000, etc., Total: $265,367).

Catch the Ghost. Winner. Dam of **PHANTOM INCOME** ($169,345).

Zip to the Wire. Placed. Granddam of **EYE LOVE JEANIE** ($184,008).

Win River Win. 26 wins in Turkey, champion, 2nd Bosphorus Cup; winner in U.A.E., 2nd Godolphin Mile [**G2**], etc. Total: $311,500. Sire.

Breeders' Cup nominated.
KTDF.

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